AIG Capital Services, Inc.
Statement of Financial Condition
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-28733

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AIG Capital Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Harborside 5 185 Hudson Street
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Curran (Name) 201-324-6404 (Area Code – Telephone Number) FCurran@corebridgefinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 0238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Curran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AIG Capital Services, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHERYL ANNE MORREALE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6350937
Qualified in Westchester County
My Commission Expires 11-21-2024

Signature: [signature] 2/15/23

Title: Chief Financial Officer

[signature]
Notary Public 02/15/2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AIG Capital Services, Inc.
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Shareholder of AIG Capital Services, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AIG Capital Services, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2023
We have served as the Company's auditor since 1990.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

AIG Capital Services, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	30,427,026
Current income tax receivable		2,402,358
Deferred income tax receivable		70,830
Other assets		194,160
Total assets	$	33,094,374

Liabilities and Shareholder's Equity
Liabilities

Payable to affiliated companies	$	16,909
Other liabilities		18,000
Total liabilities		34,909

Commitments and Contingencies (Note 4)

Shareholder's equity:

Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	172,248,095
Accumulated deficit	(139,213,630)
Total shareholder's equity	33,059,465
Total liabilities and shareholder's equity	$ 33,094,374

The accompanying notes are an integral part of this financial statement.

AIG Capital Services, Inc.
Notes to Statement of Financial Condition
December 31, 2022

Note 1 – Organization and Nature of Operations

AIG Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH"), which is a direct subsidiary of Corebridge Financial, Inc. ("Corebridge Financial") (formerly known as "SAFG Retirement Services, Inc."). Corebridge Financial is the holding company for the Life and Retirement business of American International Group, Inc. ("AIG").

On September 19, 2022, AIG closed on the initial public offering ("IPO") of 80 million shares of Corbridge Financial common stock at a public offering price of $21.00 per share, representing 12.4 percent of Corebridge Financial's common stock. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, was approximately $1.7 billion. Prior to the IPO, in November 2021, AIG and Blackstone Inc. (through a Blackstone entity "Argon Holdco") completed the acquisition by Argon Holdco of a 9.9 percent equity stake in Corebridge Financial. As of December 31, 2022, AIG owns 77.7%, Argon Holdco owns 9.9%, and other stockholders own 12.4%, of Corebridge Financial.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of retail mutual funds and variable subaccounts offered within the variable annuity and variable universal life products. AGL, Variable Annuity Life Insurance Company ("VALIC") and United States Life Insurance Company in the City of New York ("USL"), affiliates of the Company are providers of variable life insurance policies and variable annuity contracts and as such these affiliates record related revenues and expenses on the insurance product offerings.

Note 2 – Significant Accounting Policies

Cash and cash equivalents

Cash of $30.4 million at December 31, 2022 was deposited in a financial institution that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of that financial institution. Cash equivalents represents a money market investment of approximately $0.1 million at December 31, 2022. The Company considers this investment a cash equivalent due to the immediate availability of funds to meet ongoing operating expenses.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board ("FASB") accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2 – Significant Accounting Policies (Cont'd)

The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments, which are included in cash and cash equivalents on the Statement of Financial Condition, of approximately $0.1 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values on a recurring basis. The Company does not have any investments that are classified as Level 2 or Level 3.

Income taxes

Upon completion of the IPO on September 19, 2022, AIG sold 80,000,000 shares of Corebridge Financial common stock to the public. Following the IPO, AIG owns less than 80% of the outstanding common stock of Corebridge Financial.

Prior to the IPO, Corebridge Financial and certain U.S. subsidiaries were included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined or unitary basis. Following the IPO, AIG owns less than 80% interest in Corebridge Financial, resulting in tax deconsolidation of Corebridge Financial from the AIG Consolidated Tax Group and in a small minority of state jurisdictions which follow federal consolidation rules, the most significant being Florida. In addition, under the tax law, AGC and its directly owned life insurance subsidiaries (the "AGC Group") will not be permitted to join in the filing of a U.S. consolidated federal income tax return with its other subsidiaries (collectively, the "Non-Life Group") for the five-year waiting period. Instead, the AGC Group is expected to file separately as members of the AGC consolidated U.S. federal income tax return during the five-year waiting period. Following the five-year waiting period, the AGC Group is expected to join the U.S. consolidated federal income tax return with the Non-Life Group.

Note 2 – Significant Accounting Policies (Cont'd)

Further, post IPO the Company will not be considered to have been affiliated with the newly-formed life insurance company group for a period of five taxable years. The Company will file a separate short period U.S. Federal income tax return for the period 09/20/22-12/31/22 and continue to file on its own for the next four full years thereafter before it can join in the filing of a consolidated return with the newly-formed life insurance company group. For this period the Company will record income taxes on a separate return basis inclusive of determining the realizability of deferred income tax assets.

The Company will calculate its own current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Any tax liabilities owing, if applicable, will be settled directly with the tax authorities until such time that the Company becomes a member of the newly-formed life insurance company group.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

Use of estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Cont'd)

Revenue Recognition

FASB's accounting standards for revenue from contracts with customers, ASC 606, provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company reviewed revenue within the guidance and determined it has no such applicable revenue from customer contracts.

Note 3 - Related Parties

The following is a summary of the significant transactions with affiliated companies as of December 31, 2022 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is the principal distributor of retail mutual funds and annuities managed by the Parent. Certain general operating expenses are not allocated to the Company in accordance with an expense sharing agreement with the Parent.

The Company acts as distributor of subaccounts offered within AGL, VALIC and USL's, variable annuity and variable universal life products. All related broker-dealer sales commission expenses and account maintenance commission expenses incurred on the distribution of these products are maintained by these affiliates. AGL commits to provide equity to the Company in the event there is a need for capital.

Prior to the IPO, the Company was included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined or unitary basis. Under the Company's pre-existing federal tax sharing agreement with AIG the current tax liability is settled on a separate stand-alone taxpayer basis. AIG credits the Company to the extent of its net operating losses used in AIG's consolidated tax return and charges the Company to the extent of its tax liability (calculated on a separate return basis).

Accordingly, the Company's net operating loss carryforwards disclosed currently represent the estimated separate company tax attribute carryforwards that have not been utilized on a consolidated AIG basis. Under the U.S. tax rules, these tax attribute carryforwards remain with the Company and will be available for utilization in its stand-alone filings or by the respective Corebridge Financial U.S. federal tax filing groups following tax deconsolidation from AIG (after the five-year waiting period). The tax attribute carryforwards will continue to be adjusted based on the 2021 and short-period 2022 Corebridge Financial tax returns included as part of the AIG consolidated federal income tax returns for these tax years.

Note 3 - Related Parties (Cont'd)

Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result.

On September 14, 2022, Corebridge Financial entered into a tax matters agreement with AIG that governs the parties' respective rights, responsibilities and obligations with respect to taxes, including the allocation of current and historic tax liabilities (whether income or non-income consolidated or stand-alone) between Corebridge Financial and AIG (the "Tax Matters Agreement"). The Tax Matters Agreement governs, among other things, procedural matters, such as filing of tax returns, tax elections, control and settlement of tax controversies and entitlement to tax refunds and tax attributes.

The Company benefits from services provided by employees of AGL. AGL's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

Note 4 – Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

From time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. The outcome of these matters in the form of potential monetary damages, fines or penalties is possible but non-estimable at this time.

AIG Capital Services, Inc.
Notes to Statement of Financial Condition
December 31, 2022

Note 5 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax reporting purposes. The significant components of the deferred tax assets and liabilities are as follows:

Deferred Tax Assets:		
Federal net operating loss carryforwards	$	1,898,581
State net operating loss carryforwards		631,902
State deferred tax asset		5,698
Deferred expenses		70,830
Deferred Tax Asset Before Valuation Allowance	$	2,607,011
Less: Federal Valuation Allowance		(1,898,581)
Less State Valuation Allowance		(637,600)
Net Deferred Tax Asset	$	70,830

The balance sheet classification of U.S. federal current and deferred tax assets/liabilities is based on the respective separate U.S. Federal tax filing groups. Under the U.S. tax rules, Federal tax attribute carryforwards remain with the Company and will be available for utilization in its stand-alone filings or by the respective Corebridge Financial U.S. federal tax filing groups following tax deconsolidation from AIG (after the five-year waiting period).

Our provision for state income taxes includes jurisdictions in which we continue to file combined tax returns with AIG and certain other states in which we file separate tax returns. State and local net operating loss carryforwards represent separate company tax attribute carryforwards not utilized on a combined basis.

The deferred income tax assets related to federal net operating loss carryforwards will begin to expire in 2028. The tax basis of presentation has changed in 2022 as a result of the IPO. Specifically, in years prior to 2022, the consolidated amount of current and deferred tax expense for the AIG federal tax return group was allocated to the Company, as a group member, using a benefits for loss approach, as outlined in the Tax Sharing Arrangement. Accordingly, DTAs were characterized as realizable by the Company when those DTAs are realizable by the consolidated group, even if the Company would not otherwise have realized them on a standalone basis. These deferred income tax assets are considered more likely than not realizable based on the reversal of the deferred tax liability and the historical and projected earnings of the ultimate Parent. Pursuant to the tax sharing agreement, the Company receives benefit for its net operating losses utilized in the AIG consolidated federal tax return. In 2022, as a result of tax-deconsolidation, the Company is no longer a member of the AIG consolidated tax return filing group, and, accordingly, the financial statements are being presented on a separate company basis, with DTA realizability determined on such a separate company basis.

Note 5 - Income Taxes (Cont'd)

In addition, the Company has deferred income taxes of approximately $0.6 million related to state net operating loss carryforwards. Such carryforwards began to expire in 2020. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards will not be realized. Accordingly, as of December 31, 2022, the Company has a state valuation allowance of $0.6 million on the related deferred income tax assets. This represents a state valuation allowance decrease of $0.01 million from prior year.

Assesment of Deferred Tax Asset Valuation Allowance

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

Upon the tax deconsolidation from the AIG Consolidated Tax Group, absent any prudent and feasible tax planning strategies and considering projected results of our business operations our net operating loss carryforwards generated by the Company will more likely than not expire unutilized. Each separate U.S. federal tax filing group or separate U.S. tax filer is required to consider this five-year waiting period (referenced in note 2) when assessing realization of their respective deferred tax assets including net operating loss carryforwards.

Taking into account the IPO and subsequent tax deconsolidation and their impact on projections of income and our analysis of their potential impact on utilization of our deferred tax assets for the Company, we concluded that a valuation allowance on our deferred tax assets is necessary. Accordingly, as of December 31, 2022, a Federal valuation allowance of $1.9 million was established with respect to our deferred tax assets. Following the five-year waiting period, the Company is expected to join the Corebridge Financial U.S. consolidated federal income tax return. Principles similar to the foregoing may apply to state and local income tax liabilities in jurisdictions that conform to federal rules. A state tax valuation allowance associated with certain state jurisdictions of $6 thousand was established with respect to state deferred tax assets.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

Note 5 - Income Taxes (Cont'd)

Corebridge Financial and certain U.S. subsidiaries are included in a consolidated U.S. federal income tax return with AIG through the date of IPO (short-period tax year 2022), and income tax expense is recorded, based on applicable U.S. and foreign laws. The AIG U.S. Consolidated Tax Group is currently under IRS examination for the tax years 2011 through 2019 and is continuing to engage in the appeals process for years 2007 through 2010. The Company's taxable years 2008 to 2021 remain subject to examination by state tax jurisdictions.

We are periodically advised of certain IRS and other adjustments identified in AIG's consolidated tax return which are attributable to our operations. Under our tax sharing arrangement, we provide a charge or credit for the effect of the adjustments and the related interest in the period we are advised of such adjustments and interest.

Note 6 - Regulatory

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of \$25,000 or $6\frac{2}{3}\%$ of aggregate indebtedness.

At December 31, 2022, the Company had net capital of \$30,390,753 which was \$30,365,753 in excess of its required net capital of \$25,000. The ratio of aggregate indebtedness to net capital is .0011 to 1.



pwc

Report of Independent Registered Public Accounting Firm

To Management of AIG Capital Services, Inc.

We have reviewed AIG Capital Services, Inc.'s assertions, included in the accompanying AIG Capital Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2022 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2023

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us



AIG Capital Services, Inc.
Harborside 5
185 Hudson Street, Suite 3300
Jersey City, NJ 07311

AIG Capital Services, Inc.'s Exemption Report

AIG Capital Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2022 to December 31, 2022, without exception.

<u>AIG Capital Services, Inc.</u>

I, Frank Curran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Financial Officer

February 23, 2023